UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the Month of November, 1998



                                TELEGLOBE INC.
                (Translation of registrant's name into English)

      1000, rue de La Gauchetiere ouest, Montreal, Quebec H3B 4X5 Canada
                   (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F          Form 40-F   X

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes _____ No   X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)
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                               EXPLANATORY NOTE

     On November 10, 1998, Teleglobe Inc., a corporation governed by the Canada Business Corporations Act ("Teleglobe"), issued the attached press release announcing the closing of the merger of a subsidiary of Teleglobe with Excel Communications, Inc., a Delaware corporation ("Excel"), in accordance with the terms of the Agreement and Plan of Merger entered into on June 14, 1998 among Teleglobe, North Merger Sub Corporation, a Delaware corporation and wholly-owned subsidiary of Teleglobe, and Excel, as a result of which Excel has become a wholly owned-subsidiary of Teleglobe.

     Exhibit              Description

         1                Press Release dated November 10, 1998.



































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                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                              TELEGLOBE INC.



                              By:__/s/ Andre Bourbonnais______________________

                              Name:   Andre Bourbonnais
                              Title:  Vice-President, Legal Affairs and
                                      Corporate Secretary



Date:       November 10, 1998
























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                                                                     Exhibit 1

                                                                     TELEGLOBE

PRESS RELEASE                                            FOR IMMEDIATE RELEASE

                      TELEGLOBE COMPLETES EXCEL MERGER,
              FORMING A TELECOM LEADER WITH EXPANDED GLOBAL REACH


                     Will Enter Canadian Retail Market in
                       First Quarter 99 via Excel Canada

       Appoints Key Members of Senior Management and Board of Directors

Montreal and Dallas -- November 10, 1998 -- Teleglobe Inc. (NYSE, TSE, ME:
TGO) completed its merger with Excel Communications, Inc. (NYSE: ECI) today, creating a major integrated international long distance communications company with global reach.

The combined company will keep the Teleglobe name and ticker symbol and be headquartered in Montreal with its global telecommunication operations directed from Washington and its Excel retail operations directed from Dallas. The new Teleglobe will feature a far reaching international network and knowledge of global operations, recognized product development, a proven retail marketing ability, as well as low-cost distribution channels and high-quality customer care. Following the merger, Teleglobe becomes the world's second-largest long distance telecommunications operator in geographic reach, and becomes the fourth-largest long distance company in the United States based on revenue and capacity. Teleglobe's Internet backbone ranks second worldwide in terms of bandwidth, customers and countries served.

In its first major move as a combined organization, Teleglobe announced that it plans to enter the highly-competitive Canadian retail telecommunications market through the formation of Excel Telecommunications (Canada) Inc. Through a Canadian network of independent marketing representatives, Excel Canada expects to offer long distance services directly to consumers in the first quarter of 1999, and to add retail Internet products and small business long distance services for Canadian customers by the middle of next year. With the formation of Excel Danaca, Teleglobe will expand its product offerings and services within Canada significantly.

"When we announced the merger earlier this year, we promised that the benefits of the combination would quickly become clear to customers and shareholders," said Charles Sirois, chairman and chief executive offer of Teleglobe Inc. "Today's announcement of retail operations through Excel Canada's distribution channels is only the first example of how Teleglobe's global network will fuel the introduction of relationship marketing to new territories."

Sirois continued, "We are convinced that our broader strategy -- to capture a small share of many national markets as they open up to competition -- will be a key to Teleglobe's success. We will achieve this by utilizing our
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technology, expertise and marketing to satisfy our current customers and attract new ones."

"Teleglobe is well positioned to capitalize on the growth of the telecom services industry worldwide by expanding our network of independent representatives," said Kenny A. Troutt, Excel's chairman and chief executive officer. "We will have a significant competitive presence in markets -- such as Canada -- that are deregulating telecom services. At the same time, we look forward t offering our U.S. customers new products that take advantage of the product expertise and the global reach of the combined company.

Management Structure

Teleglobe Inc. also announced senior management and Board of Directors appointments. Charles Sirois remains chairman and chief executive officer of Teleglobe Inc. Reporting to him will be:

 .    Kenny Troutt, Teleglobe's vice chairman, president and chief operating officer, and chief executive officer of Excel Communications, the Dallas-based unit of the Company focusing on retail operations
 .    Paolo Guidi, who will serve as chairman and chief executive officer of
     Teleglobe Communications Corporation, the Company's Washington, D.C.- based unit that caters to carriers, Internet service providers and large businesses worldwide
 .    Nicholas A. Merrick, who becomes president and chief executive officer of UP2 Technologies, a Teleglobe subsidiary. He will also continue in a senor management role at Excel Communications
 .    Claude Ceguin, who continues to serve as executive vice president,
     Finance and chief financial officer of Teleglobe Inc. and chief executive officer of Teleglobe World Mobility
 .    Guthrie J. Stewart, who continues as executive vice president, Global
     Development and chief executive officer of Teleglobe Media Enterprises.

Teleglobe's new Board of Directors will be comprised of 15 members. Charles Sirois will serve as chairman of the board and Kenny Troutt as vice chairman.

The following directors were selected by Teleglobe:

 .    Derek H. Burney, Chairman of the Board and CEO, Bell Canada
     International Inc.
 .    Bruno Ducharme, President and CEO, Telesystem International Wireless
     Inc.
 .    Jean C. Monty, President and COO, BCE Inc. and Chairman and CEO, Bell
     Canada
 .    Carmand Normand, President, Addenda Capital Inc.
 .    H. Arnold Steinberg, Associate, Cleman Ludmer Steinberg Inc.
 .    Lynton R. Wilson, Chairman and CEO, BCE Inc.



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The following directors were selected by Excel Communications Inc.:

 .    A. Michael Hainsfurther, Shareholder and Corporate Attorney, Munsch
     Hardt Kopf Harr & Dinan, P.C.
 .    T. Allan McArtor, President and CEO, Legend Airlines
 .    Greg Oliver CPA, Partner, Blakeney, Blackburn & Oliver, L.L.P.
 .    Stephen R. Smith, executive vice president, Marketing, Emeritus - Excel
     Communications, Inc.
 .    John M. Srno, former president and chief executive officer, Cable &
     Wireless North America and former president and chief executive officer, ALL Communications Corporation.

Mr. C. Edward Medland, President, Beauwood Investments Inc. was selected jointly by Teleglobe and Excel, and the remaining vacancy will be filled at a later date by Excel.

The New Teleglobe

Teleglobe Inc.'s current equity market value is approximately US$7.3 billion (C$11.2 billion). The Company services residential and business customers, as well as some 380 carriers. Teleglobe holds licenses to own, operate and/or resell facilities-based telecom networks in 19 countries, including all G-7 nations, and has an extensive Internet backbone of 109 Internet service providers in 80 countries. The Company has 4,800 employees working in more than 30 offices worldwide. Teleglobe Inc. is headquartered in Montreal with significant operations in Dallas, Texas and Washington, D.C.

Teleglobe Inc. is a leader in the intercontinental telecommunications industry, owning and operating the world's second most extensive intercontinental telecommunications network reaching some 240 countries or territories. Its global operations and product development expertise meet the needs of established and emerging carriers, Internet service providers, broadcasters and multinationals in close to 30 countries. Its proven retail marketing and distribution channels cater to an expanding global customer base. Teleglobe also has a 35% interest in ORBCOMM, the world's first commercial low-earth-orbit, satellite-based, data communications system.

The statements in this press release relating to matters that are not historical fact are forward looking statements that are based on management's beliefs and assumptions. Such statements are not guarantees of future performance, and are subject to a number of uncertainties, including but not limited to future global economic conditions, the regulatory environment, the actions of competitors and other factors beyond the control of Teleglobe, which could cause actual results to differ materially from such statements.






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CONTACT:

TELEGLOBE INC.                               EXCEL COMMUNICATIONS INC.

Media:         Sylvia Morin                  Media        Kenneth Kracmer
                    514-868-7762                                 214-863-8400

Investors:     Jacques Deforges
                    514-868-7716 or
                    Nicole Blanchard
                    514-868-8148







































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